*KH 3/10

AB 3/12

SEC Mail
Mail Processing
Section

MAR 01 2011

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFF SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10100 SANTA MONICA Blvd., STE 1400
(No. and Street)

LOS ANGELES CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST + YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2100 ONE PPG PLACE PITTSBURGH, PA 15222
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019424

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/17

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFF Securities, L.P., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On Feb. 28 2011 (Date) before me, Marian Kain, Notary Public (Here Insert Name and Title of the Officer)

personally appeared George Russo (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MARIAN KAIN
Commission # 1799448
Notary Public - California
Los Angeles County
My Comm. Expires May 27, 2012

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document:

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

HFF Securities L.P.

Statement of Financial Condition

December 31, 2010

Contents

1102-1233157

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
HFF Securities L.P.

We have audited the accompanying statement of financial condition of HFF Securities L.P. (the Partnership) as of December 31, 2010. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HFF Securities L.P. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2011

HFF Securities L.P.

Statement of Financial Condition

December 31, 2010

Assets	
Current assets:	
Cash and cash equivalents	$ 4,820,546
Accounts receivable	48,750
Prepaid expenses	31,080
Other current assets	1,973
Total current assets	4,902,349
Property and equipment, net of accumulated depreciation of $16,001	4,673
FINRA license	99,617
	$ 5,006,639
Liabilities and partners' capital	
Current liabilities:	
Accounts payable and accrued liabilities	$ 132,529
Accrued compensation payable	449,671
Payable to affiliates, net	1,455,342
Total liabilities	2,037,542
Partners' capital:	
General partner's capital (1 partnership unit)	29,690
Limited partners' capital (99 partnership units)	2,939,407
Total partners' capital	2,969,097
	$ 5,006,639

See accompanying notes.

HFF Securities L.P.

Notes to Statement of Financial Condition

December 31, 2010

1. Organization

HFF Securities L.P. (the Partnership) is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. As such, the Partnership's operations are impacted by the availability of credit in the market and capital flows into the real estate sector. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies.

The Partnership is an affiliate of a financial intermediary and advisor in the commercial real estate industry that has locations in 18 major cities nationwide. The Partnership shares office space with the affiliate in its Los Angeles, California office. In addition to its core business, the Partnership earns fees for referring clients to the affiliate.

The Partnership was formed as a Delaware limited partnership and shall continue through April 2054 unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions may be required only with the consent of the partners. Distributions of net cash flow (as defined) are made at the sole discretion of the General Partner. None of the partners may withdraw from the Partnership without the consent of the other partners.

In February 2007, 44% of the Partnership's partnership units and 100% of the General Partner's shares (whose assets included 1% of the Partnership's partnership units) were sold to an entity that was formed for the purpose of acquiring partnership interests in the Partnership and partnership interests in an affiliate. As a result of this transaction, the Partnership has two ultimate parent affiliates HFF, Inc. (a Securities and Exchange Commission (SEC) registrant) and HFF Holdings (a limited liability company).

At February 2007, HFF Holdings beneficially owned 20,355,000 partnership units in the Partnership and an affiliate (the Operating Partnerships). Pursuant to the terms of HFF, Inc.'s amended and restated certificate of incorporation, the members of HFF Holdings can from time to time exchange their partnership units in the Operating Partnerships for shares of HFF, Inc.'s Class A common stock on the basis of two partnership units, one for each Operating Partnership, for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications (the Exchange Right).

1. Organization (continued)

The following table reflects the exchangeability of HFF Holdings' rights to exchange its partnership units in the Operating Partnerships for shares of HFF, Inc.'s Class A common stock, pursuant to contractual provisions in the HFF Holdings operating agreement. However, these contractual provisions may be waived, amended or terminated by a vote of the members holding 65% of the interests of HFF Holdings following consultation with HFF, Inc.'s Board of Directors. Notwithstanding the foregoing, HFF, Inc.'s amended and restated certificate of incorporation provides that no holder of Operating Partnership units is entitled to exchange its Operating Partnership units for shares of Class A common stock if such exchange would be prohibited under applicable federal or state securities laws or regulations.

	Original Exchange Rights Following the Reorganization Transactions		Reflects the June 2010 Modification of the Exchange Rights		
	Number of HFF Holdings' Partnership Units in the Operating Partnerships Available for Exchange as a result of the Reorganization Transactions	Percentage of HFF Holdings' Partnership Units in the Operating Partnerships Becoming Eligible for Exchange	Number of Shares of Class A Common Stock Exchanged Through September 30, 2010	Number of Additional Shares of Class A Common Stock Expected to Become Available for Exchange	Percentage of HFF Holdings' Remaining Partnership Units in the Operating Partnerships Becoming Eligible for Exchange
Exchangeability date:					
January 31, 2009	5,088,750	25%	5,088,750	–	–%
January 31, 2010	5,088,750	25	5,088,750	–	–
January 31, 2011	5,088,750	25	4,020,638	1,068,112	50
January 31, 2012	5,088,750	25	4,020,638	1,068,112	50
Total	20,355,000	100%	18,218,776	2,136,224	100%

Under the terms of the Exchange Right put in place in connection with the Reorganization Transactions, beginning in February 2009, HFF Holdings had the right to exchange 25% of its partnership units, with an additional 25% becoming available for exchange each year thereafter. However, these contractual provisions could be waived, amended or terminated by the members of HFF Holdings following consultation with HFF, Inc.'s Board of Directors.

1. Organization (continued)

In June 2010, after consultation with HFF, Inc.'s Board of Directors, the members of HFF Holdings agreed to modify the Exchange Right so as to permit certain participating members of HFF Holdings to exchange all of their partnership units in the Operating Partnerships that corresponded to certain participating members' interests in HFF Holdings for shares of Class A common stock. The participating members of HFF Holdings were then entitled to redeem all of their respective membership units in HFF Holdings for such shares of Class A common stock. This modification was conditioned upon each participating member's agreement to extend the term of his or her existing noncompetition and nonsolicitation agreement to March 2015 and the imposition of resale restrictions on a portion of his or her shares of Class A common stock received pursuant to the Exchange Right exercise. Members choosing not to participate in the modification of the Exchange Right continued to be subject to their existing noncompetition and nonsolicitation agreements and the Exchange Right restrictions that were effective at the time of the initial public offering.

Twenty-nine members, including the four inside directors of HFF, Inc., representing approximately 91% of the voting equity interests in HFF Holdings, elected to become subject to the conditions described above. On June 30, 2010, HFF Holdings exchanged all of its partnership units in the Operating Partnerships that corresponded to such participating members' interests in HFF Holdings for shares of Class A common stock. These shares were then distributed to such participating members upon the members' redemption of their respective membership units in HFF Holdings.

Nine members, representing approximately 9% of the voting equity interests in HFF Holdings, elected not to become subject to the conditions described above. HFF Holdings' partnership units in the Operating Partnerships that correspond to these members' interests in HFF Holdings continue to be subject to the Exchange Right restrictions effective at the time of HFF, Inc.'s initial public offering.

At December 31, 2010, 18,218,776 partnership units in each of the Operating Partnerships beneficially owned by HFF Holdings immediately following the Reorganization Transactions had been exchanged for shares of HFF, Inc.'s Class A common stock pursuant to the Exchange Right.

After giving effect to the exchanges, HFF, Inc. owned 94.22% and HFF Holdings owned 5.78% of the Operating Partnerships at December 31, 2010.

1. Organization (continued)

As of February 25, 2011, requests for the exchange of an additional 1,113,691 partnership units had been made by HFF Holdings. Once these exchanges occur, HFF, Inc. will own 97.22% and HFF Holdings will own 2.78% of the Operating Partnerships.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and short-term investments with original maturities of three months or less.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment and three years for software.

Expenditures for routine maintenance and repairs are charged to expense when incurred. Renewals and betterments that substantially extend the useful life of an asset are capitalized.

Intangible Asset

The Partnership has recognized an intangible asset in the amount of $99,617 for the costs of obtaining a Financial Industry Regulatory Authority (FINRA) license as a broker-dealer. The license is determined to have an indefinite useful economic life and is, therefore, not being amortized. The Partnership periodically evaluates the carrying value of its intangible asset to determine whether events and circumstances indicate that an impairment in value may have occurred.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership is organized as a limited partnership under the laws of the state of Delaware. Under those provisions, the income and expenses of the Partnership are passed through and reported on the partners' individual income tax returns. Accordingly, no income taxes are reported in the accompanying financial statements.

The Partnership is subject to the provisions of the Financial Accounting Standards Board (FASB) ASC 740-10, *Accounting for Uncertainty in Income Taxes*, for financial statements for fiscal years beginning after December 15, 2008. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. As part of its implementation for the fiscal year beginning January 1, 2009 and for the year ended December 31, 2010, management analyzed the Partnership's inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction), and concluded that no provision for income tax is required in the Partnership's financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

3. Net Capital Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2010, the Partnership's net capital ratio was 0.8 to 1.0. At December 31, 2010, the Partnership had net capital of $2,694,326, which was $2,558,490, in excess of its required minimum net capital of $135,836.

4. Property and Equipment

Property and equipment consist of the following at December 31, 2010:

Furniture and equipment	$	16,294
Capitalized software costs		4,380
Subtotal		20,674
Less accumulated depreciation and amortization		(16,001)
	$	4,673

5. Related-Party Transactions

During 2010, the Partnership engaged in related-party transactions with its public company parent affiliate and its commercial real estate financial intermediary affiliate.

During 2010, the Partnership was allocated $30,830 in share-based compensation expense from HFF, Inc. related to restricted stock awards in Class A common stock of HFF, Inc. awarded to employees of the Partnership. The fair value of the awards is calculated as the market value of HFF, Inc.'s Class A common stock on the date of grant. The awards are subject to graded vesting. Additionally, during 2010 the Partnership was allocated $5,128 in share-based compensation expense from HFF, Inc. related to the issuance of restricted stock awards in Class A common stock of HFF, Inc. awarded to employees of the Partnership. These awards are accounted for as liabilities and are subject to cliff vesting if certain conditions are met. The fair value of the liability awards is calculated based on the market value of HFF, Inc.'s Class A common stock as of each reporting date and expensed ratably over the requisite service period. The restricted stock awards subject to graded vesting and cliff vesting include an estimate for forfeitures, which is adjusted on a periodic basis based on actual forfeiture activity. During 2010, the Partnership paid payroll expenses primarily related to the restricted stock awards in the amount of $53,680. At December 31, 2010, $711,365 is due to this parent affiliate from the Partnership, which amount relates primarily to share-based compensation expense.

During 2010, the Partnership was allocated $345,843 in expenses for office space and administrative services that it shares with an affiliate and $306,884 in expenses for professional service fees. The Partnership incurred $275,000 in consulting fee expenses relating to consulting services rendered by this affiliate on a placement transaction. Regarding cash payments and receipts, this affiliate paid $251,714 of employee-benefit related expenses and a net $42,712 of

5. Related-Party Transactions (continued)

miscellaneous operating expenses on behalf of the Partnership during the year. This affiliate also collected $546,536 in placement and other fees on behalf of the Partnership. A net balance of $743,977 is due to the affiliate from the Partnership at December 31, 2010. The December 31, 2010 balance relates primarily to office, general and professional fee expenses paid by the affiliate, which amount is partially offset by placement fees collected by the affiliate.

6. Legal Proceedings and Claims

The Partnership is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. If a range of possible loss exists, the Partnership records the accrual at the low end of the range. The Partnership does not believe that any pending legal proceedings will have a material impact on the Partnership's financial condition or results of operations.

7. Subsequent Events

The Partnership has evaluated subsequent events through February 25, 2011, the date on which this financial statement was issued.

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Partners of HFF Securities L.P.:

We have performed the procedures enumerated below, which were agreed to by the Partners and management of HFF Securities L.P. (the "Partnership"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010 covered by the Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including check copy from operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported on the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010.

   There were no findings as a result of our procedures.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

Ernst & Young

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   There were no findings as a result of our procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12-31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066485 FINRA DEC
HFF SECURITIES LP 20*20
10100 SANTA MONICA BLVD STE 1400
LOS ANGELES CA 90067-4140

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Joseph (310-407-2174)

2. A. General Assessment (item 2e from page 2) $ 21,055

B. Less payment made with SIPC-6 filed (exclude interest) (16,126)
7-23-10
Date Paid

C. Less prior overpayment applied (1,296)

D. Assessment balance due or (overpayment) 3,633

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,633

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,633

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HFF Securities L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MICHAEL JOSEPH, MANAGING DIRECTOR
(Title)

Dated the 16th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,421,994
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	–
2d. SIPC Net Operating Revenues	$ 8,421,994
2e. General Assessment @ .0025	$ 21,055

(to page 1, line 2.A.)